

07007375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITAU SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVENUE, 23rd FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DECOENE (212) 207-9056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
APR - 2 2007
WASH. D.C.
186

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS DECOENE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ITAU SECURITIES INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Adriana L. Reis
Notary Public, State of New York
No. 01RE6133999
Qualified in New York County
Commission Expires Sept. 19, 2009

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau Securities Inc.
Statement of Financial Condition
December 31, 2006


SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH, D.C.
186
SECTION

Itau Securities Inc.
Index
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Itau Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau Securities Inc. (the "Corporation") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



March 30, 2007

Itau Securities Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 19,624,911
Due from Parent and affiliates	2,608,579
Receivable from clearing brokers	7,766,508
Receivables from customers	9,889,607
Fail to deliver	559,411
Furniture and fixture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $486,999	1,456,998
Taxes receivable	605,368
Other assets	105,438
Total assets	$ 42,616,820
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,802,811
Due to affiliates	181,022
Payable to customers	559,411
Deferred tax liability	2,698
Fail to receive from affiliates	9,889,607
Total liabilities	12,435,549
Commitments (Note 6)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	29,849,900
Retained earnings	331,271
Total stockholder's equity	30,181,271
Total liabilities and stockholder's equity	$ 42,616,820

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Itau Securities Inc. (the "Corporation") was incorporated in November 2001. The Corporation was registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the National Association for Securities Dealers, Inc. ("NASD"). In addition, the Corporation is registered as a futures commissions merchant with the Commodity Futures Trading Commission ("CFTC"). The Corporation has not commenced futures operations. The Corporation engages primarily in brokerage and investment advisory services with respect to U.S. and non-U.S. securities. The Corporation is a wholly owned subsidiary of Itau USA Inc. (the "Parent").

The Corporation acts as an agent for customers in the purchase and sale primarily of U.S. and non-U.S. securities. The Corporation executes and clears all of its U.S. securities trades through clearing brokers. Non U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis.

2. Significant Accounting Policies

Cash and Cash Equivalents

Financial instruments which are readily convertible in cash and have an original maturity date of three months or less at date of acquisition are considered to be cash and cash equivalents. The Corporation's cash and cash equivalents are held in one major financial institution.

Receivable from Clearing Broker

Receivable from clearing brokers represents balances on deposit with and commissions and interest receivable from the Company's clearing brokers.

Furniture, Equipment and Leasehold Improvements

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Securities Transactions

The Corporation records all securities transactions on a trade-date basis.

Income Taxes

The Corporation complies with the provisions of Financial Accounting Standards Board Statement of financial Accounting Standard No. 109 "Accounting for Income Taxes". FAS 109 requires the liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. Furniture, Equipment and Leasehold Improvements

A summary of the components of furniture, equipment and leasehold improvements at December 31, 2006 are as follows:

Furniture	$ 190,032
Equipment	774,409
Leasehold improvements	979,556
	1,943,997
Accumulated depreciation and amortization	(486,999)
	$ 1,456,998

4. Regulatory Requirements

The Corporation is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC 1.17, which both require the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Corporation maintains minimum net capital, as defined. As of December 31, 2006, the Corporation had net capital of $25,404,562 which was $24,904,562 in excess of the required net capital of $500,000.

The Corporation operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or a U.S. clearing broker and claims exemption under sections (K)(2)(i) and (ii) of Rule 15c3-3.

5. Income Taxes

The Company is part of a federal consolidated tax return with its Parent. Pursuant to an informal tax-sharing agreement, the Company computes its federal tax provision on a separate-company basis. The Company files, on a separate company basis, New York State and New York City income tax returns.

At December 31, 2006, the Corporation had gross deferred tax liabilities of $25,079 which results from temporary differences between book and tax basis of depreciable assets. The Corporation's gross deferred tax asset of $22,381 reflects the tax effect of startup costs which are amortized for tax purposes and expense when incurred for book purposes.

For the year ended December 31, 2006, the difference between the Federal statutory rate and the Corporation's effective tax rate is primarily attributable to the effect of foreign taxes and state and local income taxes.

6. Commitments and Contingencies

The Corporation subleases office space and certain equipment under an operating lease with an affiliate expiring on October 31, 2009. Aggregate minimum annual rental commitments are as follows:

Year Ending December 31,	
2007	$ 377,000
2008	377,000
2009	314,167
Total minimum future rental payments	$ 1,068,167

7. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is involved in the execution and settlement of various securities transactions. The Corporation introduces all of its customer domestic transactions, which are not reflected in these financial statements, to two clearing brokers, who clear such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing brokers, the clearing brokers may charge the Corporation for counterparty nonperformance. As the right to charge the Corporation has no maximum amount and applies to all trades executed through the clearing brokers, the Corporation believes there is no maximum amount assignable to this right. At December 31, 2006, the Corporation has recorded no liabilities with regard to the right.

In addition, the Corporation has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Related Party Transactions

A summary of significant related party transactions are as follows:

a. Income from affiliates earned during the year pertains to commissions earned on trades cleared through affiliates or fees for various services including research, advisory services, private placement of securities and market information. At December 31, 2006 the Corporation had a receivable of $1,014,979 from affiliates for trading commissions and payables of $181,022 to affiliate for referral fees.

b. At December 31, 2006, the Corporation had a receivable of $1,628,530 from its Parent relating to advances for estimated federal tax payments made to the Parent.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16


SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH, D.C.
186
SECTION

To the Board of Directors and
Stockholder of Itau Securities Inc.

In planning and performing our audit of the financial statements of Itau Securities Inc. (the "Corporation") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities and because the Corporation does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

PRICEWATERHOUSECOOPERS

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

PRICEWATERHOUSECOOPERS

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and Corporation assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2006 to meet the Commissions' objectives.

This report is intended for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, and the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2007

END